UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Information to be included in statements filed pursuant to
Rule 13d-1(a) and amendments thereto filed
pursuant to Rule 13d-2(a)

INTRABIOTICS PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

46116T 10 0

(CUSIP Number)

Leo Kirby
667 Madison Avenue
New York, NY 10021
(212) 521-2418

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 6, 2003

(Date of Event which Requires Filing of this Statement)

                If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

                Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 12 Pages

SCHEDULE 13D

CUSIP No. 46116T 10 0	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Andrew H. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,050
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,050
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,050
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 46116T 10 0	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Daniel R. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,050
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,050
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,050
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 46116T 10 0	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) James S. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,050
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,050
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,050
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 46116T 10 0	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Thomas J. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,050
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,050
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,050
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 46116T 10 0	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Julian C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,584,343
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,584,343
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,584,343
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.6%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 46116T 10 0	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Felix J. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,584,343
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,584,343
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,584,343
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.6%
14	TYPE OF REPORTING PERSON (See Instructions) IN

                This Amendment No. 1 (the “Amendment”) to Schedule 13D is being filed by Andrew H. Tisch, Daniel R. Tisch, James S. Tisch, Thomas J. Tisch, Julian C. Baker and Felix J. Baker (the “Reporting Persons”) to amend and supplement the statement on Schedule 13D previously filed by the Reporting Persons. Except as amended and supplemented therein, that statement remains in full force and effect.

Item 5.  Interest in Securities of the Issuer.

                Item 5 is amended to read as follows:

                The table below sets forth the aggregate number of shares of Common Stock owned by each of the designated entities, together with the percentage of outstanding shares of Common Stock that such ownership represents, in each case taking into account the shares of Common Stock that each entity has the right to acquire upon conversion of the Series A Stock and exercise of the Warrants. The ownership percentages are based upon 3,282,768 shares of Common Stock outstanding as of July 1, 2003, as reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class Outstanding

Baker Bros. Investments, L.P.	59,318	1.8%
Baker Bros. Investments II, L.P.	73,832	2.2%
Baker/Tisch Investments, L.P.	67,093	2.0%
Baker Biotech Fund I, L.P.	657,349	17.5%
Baker Biotech Fund II, L.P.	647,207	17.2%
Baker Biotech Fund II (Z), L.P.	79,541	2.4%
Four Partners	8,050	0.2%

Total	1,592,393	35.8%

                Felix J. Baker and Julian C. Baker, by virtue of their control of entities that have the power to control the investment decisions of Baker Bros. Investments, L.P., Baker Bros. Investments II, L.P., Baker/Tisch Investments, L.P., Baker Biotech Fund I, L.P., Baker Biotech Fund II, L.P. and Baker Biotech Fund II (Z), L.P., may each be deemed to be the beneficial owners of securities owned by such entities and may each be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of such securities.

                By virtue of their status as managing trustees of the trusts that are the general partners of Four Partners, a New York general partnership, Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch may be deemed to have shared beneficial ownership of securities owned by Four Partners and shared power to vote or direct the vote of and to dispose or direct the disposition of such securities.

                By virtue of his status as manager of Four Partners, Thomas J. Tisch may be deemed to have power to vote or direct the vote of the securities owned by Four Partners and power to dispose or direct the disposition of the securities owned by Four Partners.

Page 8 of 12 Pages

                Because of certain business and family relationships among the Reporting Persons, they are filing as if they constitute a group solely for informational purposes. By signing this statement, each Reporting Person agrees that this Statement is filed on his or her behalf. The filing of this statement is not an admission by any Reporting Person that such Reporting Person and any other Reporting Person or Reporting Persons constitute a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or Rule 13d-5 thereunder. Each Reporting Person disclaims beneficial ownership of, or a pecuniary interest in, any securities of the Company owned by any other Reporting Person, except to the extent that any beneficial ownership or pecuniary interest is expressly reported herein.

                The following purchases of Common Stock were effected pursuant to Common Stock and Warrant Purchase Agreements, dated as of October 6, 2003 (each, a “Purchase Agreement”), during the 60 days preceding the date hereof:

Name	Date	Number of Shares	Price/Share	Aggregate Amount

Baker Bros. Investments, L.P.	10/06/03	16,550	$10.80	$178,740
Baker Bros. Investments II, L.P.	10/06/03	16,500	$10.80	$178,200
Baker Biotech Fund I, L.P.	10/06/03	162,900	$10.80	$1,759,320
Baker Biotech Fund II, L.P.	10/06/03	151,800	$10.80	$1,639,440
Baker Biotech Fund II (Z), L.P.	10/06/03	20,250	$10.80	$218,700

                The following purchases of Warrants were effected pursuant to the Purchase Agreements during the 60 days preceding the date hereof:

Name	Date	Number of Warrants	Price/Warrant	Aggregate Amount

Baker Bros. Investments, L.P.	10/06/03	3,310	$0.05	$166
Baker Bros. Investments II, L.P.	10/06/03	3,300	$0.05	$165
Baker Biotech Fund I, L.P.	10/06/03	32,580	$0.05	$1,629
Baker Biotech Fund II, L.P.	10/06/03	30,360	$0.05	$1,518
Baker Biotech Fund II (Z), L.P.	10/06/03	4,050	$0.05	$203

Item 6.  Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

                Item 6 is amended to read as follows:

                On October 6, 2003, Baker Bros. Investments, L.P., Baker Bros. Investments II, L.P., Baker Biotech Fund I, L.P., Baker Biotech Fund II, L.P. and Baker Biotech Fund II (Z), L.P. (each, an “Investor”) each entered into a Purchase Agreement with the Company. Pursuant to the terms of each Purchase Agreement, each Investor purchased the Common Stock and Warrants listed above under Item 5. The form of Purchase Agreement and form of Warrant are incorporated by reference as exhibits hereto.

Page 9 of 12 Pages

Item 7.  Material to Be Filed as Exhibits.

                Item 7 is amended to read as follows:

Exhibit A	Agreement regarding the joint filing of this statement
Exhibit B	Form of Purchase Agreement (1)
Exhibit C	Form of Warrant (2)

(1)	Incorporated by reference to Exhibit 10.30 to the Company’s Form 8-K (File No. 000-29993) filed with the Securities and Exchange Commission on October 9, 2003.

(2)	Incorporated by reference to Exhibit 10.31 to the Company’s Form 8-K (File No. 000-29993) filed with the Securities and Exchange Commission on October 9, 2003.

Page 10 of 12 Pages

SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 14, 2003	By:	/s/ Andrew H. Tisch

Andrew H. Tisch

By:	/s/ Daniel R. Tisch

Daniel R. Tisch

By:	/s/ James S. Tisch

James S. Tisch

By:	/s/ Thomas J. Tisch

Thomas J. Tisch

By:	/s/ Julian C. Baker

Julian C. Baker

By:	/s/ Felix J. Baker

Felix J. Baker

Page 11 of 12 Pages